Exhibit 11.1

January 6th, 2009

Letter Agreement to Amend the Share Purchase Agreement dated October 19th, 2007 between Collexis Holdings, Inc. and SyynX Solutions GmbH

Collexis Holdings, Inc. (“Collexis”) and the Shareholders & Managing Directors of SyynX Solutions GmbH (“SyynX”), (“the Parties”), as outlined in the share purchase agreement of SyynX Solutions GmbH dated October 19th 2007 (“the share purchase agreement”), have mutually agreed to new payment terms for the 2nd installment payment in the share purchase agreement scheduled for October 1st 2008 of 1,485,148 Euro (“the 2008 payment”).  Such agreement was considered appropriate given the economic downturn of late 2008 and in the best interest of the Parties.

Total obligation to SyynX of the 2008 payment: EUR 1,514,851 (incl. 8% for healing period October 1st, 2008 – December 29th, 2008.)  Collexis Holdings, Inc. will make payments on the following schedule:

(1)	EUR 300.000 receive on bank account of SyynX Jan 7, 2009
(2)	EUR 400,000 receive on bank account of SyynX Feb 3, 2009
(3)	EUR 100.000 receive on bank account of SyynX Feb 17, 2009
(4)	EUR 714.851 receive on bank account of SyynX prior to March 31st
(5)
From any equity funds raised or funds raised through sales of business segments or parts of it or through other major strategic alliances that include sales of business segments or parts of it and that are received by Collexis Holdings, Inc. or one of its subsidiaries after January 1, 2009, that in total exceed USD 3.000.000 SyynX will receive 30% of the exceeding amounts immediately to cover the EUR 714.851 payment from point (4) above.

(6)	SyynX will be provided with a copy of all bank account statements of Collexis as of Feb 3 and 17, March 3 and 17
(7)
Additional Interest: SyynX will receive interest at a rate of 12% per annum on outstanding 2nd installment amounts from December 30th, 2008 until full payment has been received. Payment of interest is due no later than April 15, 2009

With the exception of this amended payment agreement, detailed above, all other parts of the share purchase agreement remain unchanged.

Signed by:

/s/ Martin Schmidt	1/6/09	/s/ William D. Kirkland	1/6/09
Martin Schmidt	Date	William D. Kirkland	Date
On behalf of:		President & CEO
• Christian Herzog		Collexis Holdings, Inc.
• Dorothea Porn
• Diwersy Schmidt Information
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